ARKEMA

RECEIVED

2007 FEB 20 P 1:47

February 14th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

07021206

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

• made or is required to make public under French law;

• filed or is required to file with and which is made public by Euronext Paris; or

• distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press release : "Arkema : Full year 2006 sales"

ARKEMA

Press release

Communiqué de presse

Paris, February 13th, 2007

FULL YEAR 2006 SALES

FULL YEAR 2006 SALES INCREASE BY ALMOST 3%

ARKEMA WILL EXCEED ITS 2006 FINANCIAL TARGETS

- **Sustained growth of the Industrial Chemicals and Performance Products segments sales despite shutdowns of loss-making product lines**
- **Technical Polymers and Specialty Chemicals sales up more than 10% thanks in particular to new product developments**
- **Strong increase of average selling prices**
- **Divestiture of Cerexagri finalized on February 1st 2007**

	2005	2006	Variation
Sales[1] *(In millions of euros)*	**5,710**	**5,866**	**+2.7%**
Vinyl Products	1,387	1,379	**(0.6)%**
Industrial Chemicals	2,406	2,494	**+3.7%**
Performance Products[1]	1,907	1,986	**+4.1%**

[1] Including Cerexagri in 2005 and 2006

In 2006, sales increased 2.7% to €5,866 millions from €5,710 millions in 2005.

This increase resulted from significant price increases in all three segments (+3.8%), which fully compensated for the volume decreases resulting from restructuring plans (-0.7%). The conversion effect (-0.2%) and the changes in the scope of business (-0.2%) had very limited impact on sales.

Sales by segment changed slightly in 2006, with Vinyl Products decreasing from 24% to 23%, Industrial Chemicals increasing from 42% to 43% and Performance Products remaining stable at 34%.

The agrochemicals business (Cerexagri), which was divested February 1st, 2007, posted €202 million sales in 2006 up 3.6% compared to €195 millions sales in 2005. **Excluding this activity, full year 2006 sales amounted to €5,664 millions up 2.7% compared to 2005.**

Throughout 2006, Arkema kept reducing significantly its break-even point and launching new restructuring and growth projects in its various businesses. This acceleration of the pace of change clearly enabled Arkema to exceed its 2006 financial targets.

VINYL PRODUCTS

Vinyl Products segment sales decreased in 2006 by 0.6% to €1,379 millions. Satisfactory market conditions for PVC in Europe and price increases offset to a great extent the decrease of productions, from the second quarter on, of the Saint-Auban plant (France) related to the Chlorochemicals restructuring plan.

INDUSTRIAL CHEMICALS

Industrial Chemicals segment sales increased in 2006 by 3.7% to €2,494 millions. Sales increase in PMMA and Thiochemicals supported by new developments and good volumes achieved by Acrylics fully offset the significant decrease of Acrylics margins throughout 2006 and consequences of a tougher environment in Fluorochemicals in the second half of the year.

PERFORMANCE PRODUCTS

In 2006, **Performance Products** segment sales rose 4.1% to €1,986 millions. The 10% increase of Technical Polymers and Specialty Chemicals sales was supported by a dynamic marketing policy, new product developments as well as good market conditions. The shutdown of Villers-Saint-Paul production units (France) in June 2006 and the softening of the US construction market in the second half of the year negatively affected Urea Formaldehyde Resins and Additives volumes.

Full year 2006 results and a review of Arkema's outlook will be released on March, 14th.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on Management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions.

ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers.

Financial information related to 2005 is extracted from pro forma financial statements prepared for the purpose of the listing of Arkema SA. Financial information for 2006 is extracted from the consolidated financial statements of Arkema. The business segment information is presented in accordance with ARKEMA's internal reporting system used by the Management.

In accordance with IFRS5, Cerexagri was considered as a dicontinued activity. 2006 financial statements presented in this press release include Cerexagri sales figures.

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 17,000 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.